UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED ON STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                                 RES-CARE, INC.
                                 --------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    760943100
                                    ---------
                                 (CUSIP Number)

                            Richard S. Borisoff, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 29, 2000
                                  -------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        This document consists of 6 pages

CUSIP No. 760943100

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RWD Holdings, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          00

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-

14        TYPE OF REPORTING PERSON

          CO

         This Amendment No. 1 (this "Amendment") amends the Statement on
Schedule 13D filed with the Securities and Exchange Commission on April 29, 2000 (the "Schedule 13D") by RWD Holdings, Inc., a Delaware corporation ("RWD Holdings"), with respect to the shares of common stock, no par value (the "Common Stock") of Res-Care, Inc., a Kentucky corporation (the "Issuer").

         All capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

         Not applicable.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

         (a) - (b) On June 29, 2000, the Issuer, RWD Holdings and MergerSub agreed to terminate the Merger Agreement, by mutual consent pursuant to the Termination Agreement (the "Termination Agreement"). By virtue of the termination of the Merger Agreement, the Voting Agreements terminated simultaneously.

         The description herein of the Termination Agreement is qualified in its entirety by reference to the Termination Agreement, a copy of which is attached as Exhibit 1 hereto.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

         As of June 29, 2000, RWD Holdings does not own and is not the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

         Except as otherwise set forth in this Amendment (and the agreements referenced herein), to the best knowledge of RWD Holdings, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 Termination Agreement, dated as of June 29, 2000, among the Issuer, RWD Holdings and MergerSub, incorporated herein by reference to Exhibit 2 to Res-Care, Inc.'s Current Report on Form 8-K dated June 29, 2000.

                                    SIGNATURE

         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 2000

                                      RWD HOLDINGS, INC.


                                      By: /s/ W. Robert Dahl
                                          ------------------
                                          W. Robert Dahl
                                          President

                                  EXHIBIT INDEX

   Exhibit
     No.             Description
     ---             -----------
      1              Termination Agreement, dated as of June 29, 2000, among the
                     Issuer, RWD Holdings and MergerSub, incorporated herein by reference to Exhibit 2 to Res-Care, Inc.'s Current Report on Form 8-K dated June 29, 2000.